January 20, 2009

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited Form 20-F for the Fiscal Year Ended December 31, 2007 Filed June 30, 2008 File No. 0-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the “Company”), set forth below is the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2007 Form 20-F”) set forth in your letters dated December 8, 2008 and December 19, 2008 (the “Comment Letters”).  For the convenience of the Staff, the Staff’s comments in the Comment Letters are reprinted below in italics under the Staff’s topic headings and followed by the Company's consolidated response.

Form 20-F for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

We note your response to our prior comment 2 where you indicate that the $65.1 million of UIM revenues as referenced in the report of your independent public accounting firm was referring to the total revenues of UIM, net of licenses fees paid by UIM to the Company that were eliminated in consolidation.  It appears, however, that the total revenues earned by UIM and ultimately reflected in your consolidated financial statements were $118.7 million.  Please tell us how your independent auditors determined it was appropriate to refer to the net revenues in their report when the consolidated financial statements reflect the total revenues earned by UIM.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Item 15. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 95

Notwithstanding your pending response to the Staff's comment letter dated December 8, 2008, please explain further how management determined that exclusion of UIM from the Company's assessment of internal controls over financial reporting was appropriate.  In this regard, we refer you to Question 1 of the Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (as revised September 24, 2007), which indicates that the Staff would typically expect management's report on internal control over financial reporting to include controls at all consolidated entities, irrespective of the basis for consolidation.  The scope exception allowed by the FAQ is limited to those entities which were created prior to December 15, 2003 and have been consolidated pursuant to FIN46R.  Considering the Company entered into the arrangement with UIM in April 2004, it is not clear how this scope exception applies to your facts and circumstances.  Please explain further or revise to include management's assessment on internal controls over financial reporting for UIM pursuant to Section 404 of the Sarbanes–Oxley Act.

Response:

In assessing the scope of internal control over financial reporting, particularly for entities which were consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51” (“FIN 46”), management relied on the scope exception guidance provided in Question 1 of the Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (revised September 24, 2007) (the “FAQ”).  The FAQ states, in relevant part:

“in a situation where the entity was in existence prior to December 15, 2003 and is consolidated by virtue of Interpretation No. 46 (i.e., would not have been consolidated in the absence of application of that guidance) and where the registrant does not have the right or authority to assess the internal controls of the consolidated entity and also lacks the ability, in practice, to make that assessment, we believe management’s report on internal control over financial reporting should provide disclosure in the body of the Form 10-K or 10-KSB…that it has not evaluated the internal controls of the entity and should also note that the registrant’s conclusion regarding the effectiveness of its internal control over financial reporting does not extend to the internal controls of the entity.”

Ultra Internet Media S.A. (“UIM”) existed prior to December 15, 2003 and the business and operational arrangements between UIM and Grand Virtual (Alderney) Limited (“GVA”), a private company, were such that UIM would have been considered a variable interest entity (“VIE”) of GVA pursuant to FIN 46.  The Company acquired GVA in April 2004.  Therefore, both the entity (UIM) and the VIE relationship were in existence prior to

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

December 15, 2003.  Upon the acquisition of GVA by the Company in April 2004, GVA had established a pre-existing VIE relationship with UIM.  In addition, the Company does not have any legal right or authority, or the ability in practice, to assess the internal controls of UIM.  Therefore, although UIM’s financial results have been included in the Company’s financial statements, as a result of the factors outlined above, the Company believes that it has met the scope exception allowed by Question 1 of the FAQ to exclude UIM from its assessment of internal controls over financial reporting.

In order to avoid any potential misunderstanding, the Company proposes to modify its assessment on internal controls over financial reporting as of December 31, 2007 appearing under Item 15 on page 95 of the Company’s 2007 Form 20-F (the “2007 assessment”) to include the following language:

“Management has excluded the UIM operations from our assessment of internal control over financial reporting because we do not have the right or authority to assess the internal controls of the consolidated entity and we also lack the ability, in practice, to make that assessment.  UIM was created prior to December 15, 2003, and was consolidated by the Company upon the adoption of Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities”.”

Further, for the benefit of the Staff’s interpretation, the Company also proposes to modify the 2007 assessment to disclose the key sub-total results from the consolidation of UIM by deleting the following sentence:

“The consolidation of UIM resulted in an increase in assets, liabilities, and revenues of approximately US$32.9 million, US$31.9 million and US$65.1 million, respectively, as of and for the year ended December 31, 2007.”;

and replacing it as follows:

“The total assets, total liabilities, total revenue and net income of UIM represented approximately US$52.6 million, US$51.7 million, US$118.7 million and US$0.3 million, respectively, as of and for the year ended December 31, 2007.”

The Company anticipates that its independent registered public accounting firm will re-issue its audit report to include similar language.

*   *   *   *

In consideration with its response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9898 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred.

Sincerely,

/s/ Arthur Wang
Arthur Wang Chief Executive Officer

cc:	Alec P. Tracy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Thomas Hui President and Chief Operating Officer GigaMedia Limited Quincy Tang Chief Financial Officer GigaMedia Limited